Exhibit (c)(49)

Confidential – Preliminary Draft PROJECT BRONCO SUPPLEMENTAL DISCUSSION MATERIALS July 8, 2018 Project Bronco |

Confidential – Preliminary Draft PRO FORMA VALUE TO AR vs. STATUS Assumes 18.5 mm shares issued to Series B holders QUO ($ in millions) 1.7x 1.9x 2.2x 2.4x 1.9x 2.2x 2.4x 2.7x Source: Antero management projections. (1) (2) (3) (4) Status quo market value assumes current AM holdings * current AM price. Pro forma market value assumes pro form a holdings * current AMGP share price. AR currently owned 53% of outstanding units of AM. AM has 187 million units outstanding. Represents estimated net debt / NTM EBITDA at 1/1/19. Page 1 Project Bronco | Increase in Value to AR vs. Status Quo = Increase in Cash Received + Increase in Market Value of Midstream Holdings (1) Incl udes $220 mm Earn-out Excl udes . Earn-out Cash Received Net to Implied $ / Equi ty Exchange Rati o by AM AR (2) AM Unit (3) 1.60x 1.65x 1.70x 1.75x $0 $250 $500 $750 $0 $132 $264 $396 $0.00 $1.34 $2.67 $4.01 $4 $111 $217 $321 127 232 336 440 247 351 456 559 366 471 678 575 PF “AMC” Leverage (4) PV-10 of Increase in Value to Antero Resources (2019-2022)

Confidential – PreliminCaorynfDidraefnttial WATER EARN-OUT DISCUSSION Project Bronco |

Confidential – Preliminary Draft

SUMMARY TERMS OF WATER EARN-OUT AND MVCs

BAIRD

- **In September 2015, AR sold its integrated water business to AM for $1.05 billion, plus an additional $250 million subject to the following Earn-Out provisions:**
  - Payment of $125 million at year-end 2019 upon AM delivering a total of 176,295,000 barrels of water from 2017-2019 (equating to an average of 161 Mbbld)
  - Payment of $125 million at year-end 2020 upon AM delivering a total of 219,200,000 barrels of water from 2018-2020 (equating to an average of 200 Mbbld)

			AR Projections (Cumulative)			AR Projections (Daily)	
Earn-Out Period	Payment to AR ($MM)	Cumulative Earn-out Threshold (Mbbl)	Projected Volumes (Mbbl)	Proj. Volumes % of Earn-out Req. Volumes	Daily Earn-out Threshold (Mbbld)	Projected Avg. Volumes (Mbbld)	Proj. Volumes % of Earn-out Req. Volumes
36-month Period Ending 12/31/19	$125	176,295	197,539	112%	161	180	112%
36-month Period Ending 12/31/20	$125	219,200	221,999	101%	200	203	101%

- **In addition to the Earn-Out provisions, AR also agreed to the following minimum volume commitments ("MVCs"):**

	MVC (Mbbld)	Actual Volumes (Mbbld)	Projected Volumes (Mbbld)	MVC % of Volumes
2016	90	123		73%
2017	100	153		65%
2018	120		184	65%
2019	120		204	59%

Source: Sept 2015 Water Services Agreement and Contribution Agreement in connection with the contribution of water assets from AR to AM; Antero management projections.

Project Bronco | Page 2

Confidential – Preliminary Draft PROJECTED WATER DELIVERY VOLUMES Utilizing Antero management projections FORECASTED WATER DELIVERY VOLUMES (Bbld) FORECAST VERSUS EARN-OUT (Bbld) Earn-out Threshold Ma nagement Street MVC Amounts Ma nagement Street 300, 000 250, 000 217,198 204,255 200, 000 150, 000 000 000 100, 000 50,000 0 2017A 2018E 2019E 2020E 2019 Earn-Out 2020 Earn-Out Page 3 Project Bronco | Source: Antero management projections; Wall Street estimates per March 22 J.P. Morgan presentation to AR Special Committee. % above Earn-Out Threshold 12% 15% 1% 9% 180,401184,601 202,538 2019 Earn-out Threshold: 161,000 2020 Earn-out Threshold: 200,000 250,921 219,541 213,910 183,818 186,763 120, 153,129 153,129 120, 100,0 00

Confidential – Preliminary Draft EARN-OUT DISCOUNT ANALYSIS On April 19, the AR Special Committee submitted a proposal to AM for early monetization of water earn-out payments at $220 million PV OF EARN-OUT PAYMENT ($MM) (1) Discount Rate Implied Payment 11.0% $203 10.0% $207 9.0% $211 5.0% $227 4.0% $231 Source: Antero management projections. (1)Assumes a present value date of July 1, 2018. Page 4 Project Bronco | 8.0%$214 AR Proposal (April 19): $220 million 7.0%$218 6.0%$223